UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 000-19119

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEPHALON, INC.

41 Moores Road

Frazer, Pennsylvania 19355

(610) 344-0200

REQUIRED INFORMATION

The Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.

401(k) Profit Sharing Plan

Financial Statements as of and for the years ended

December 31, 2009 and 2008 and

Supplemental Schedule as of

December 31, 2009

Cephalon, Inc.

401(k) Profit Sharing Plan

December 31, 2009 and 2008

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974, as amended (“ERISA”) have been omitted because they are not applicable.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The Participants and Plan Administrator

Cephalon, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2008 were audited by other auditors whose report dated June 19, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2009, and changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for the year ended December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania

June 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Cephalon, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 19, 2009

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$186,471,742	$131,861,893

Receivables:
Participant contributions	530,901	449,651
Employer contributions	1,024,710	1,141,344
Total receivables	1,555,611	1,590,995

Net assets available for benefits	$188,027,353	$133,452,888

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Net appreciation (depreciation) in fair value of investments	$26,019,629	$(47,150,029)
Interest income	169,297	162,828
Dividend income	2,941,677	4,552,769
Total investment income (loss)	29,130,603	(42,434,432)

Participant contributions	19,588,795	18,788,154
Employer contributions	12,772,964	12,388,393
Total contributions	32,361,759	31,176,547

Total additions (depreciation)	61,492,362	(11,257,885)

Deductions:
Benefits paid to participants	6,892,254	17,489,096
Administrative fees	25,643	24,106
Total deductions	6,917,897	17,513,202

Net increase (decrease) in net assets available for benefits	54,574,465	(28,771,087)

Net assets available for benefits:
Beginning of year	133,452,888	162,223,975

End of year	$188,027,353	$133,452,888

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.              Description of Plan

The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Cephalon, Inc. established the Plan effective January 1, 1990 for the benefit of its employees and eligible employees at its participating affiliates (collectively, “Cephalon” or the “Company”).  The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the ERISA.

Eligibility and Participation

The Plan is a defined contribution plan covering all full-time U.S. employees of the Company age 21 or older.  Eligible employees may enroll on the first day of employment and are vested immediately and fully.

Administration of the Plan

The Company is the Plan administrator. Additionally, the Company is the named fiduciary of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has delegated the responsibility for the review of investment performance and the selection of investment options for the Plan to an Investment Committee.  The Investment Committee operates under a written charter and consists of Company employees who are not compensated for services rendered.

Contributions

As of January 1, 2007, participants were permitted to contribute any whole percentage of their eligible annual pre-tax compensation up to established federal limits on aggregate participant contributions.  In 2009 and 2008, the Company made a discretionary matching contribution equal to 100 percent of the employee elected salary deferral up to six percent of eligible compensation.

Participants in the Plan who are age 50 and older are permitted to make additional salary deferral contributions that will qualify as “catch-up” contributions under the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.

The Company also may contribute an annual discretionary profit sharing contribution.  No discretionary profit sharing contributions have been made to the Plan for the years ended December 31, 2009 and 2008.  Profit sharing contributions will be made 100% in cash.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Company Stock

Participants may direct up to 20 percent of their contributions to purchase units of the Company Stock fund in the Plan.

Participant Accounts

A participant may direct his or her contributions to various investment options offered by the Plan. As of December 31, 2009, the Plan offered 11 Target Retirement Funds, 18 core funds and a Company stock fund as investment options for participants. Each participant’s account is credited with the participant’s elective contribution and allocations of (a) employer matching contribution, (b) investment earnings, net of investment expenses, (c) the Company’s profit sharing contribution, if applicable and (d) administrative expenses, if applicable.  Allocations are based on participant compensation or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective July 1, 2008, the following funds were added to the Cephalon 401(k) Profit Sharing Plan: Vanguard Target Retirement Funds, Vanguard Mid-Cap Index Fund and Vanguard Total International Stock Index Fund.  Effective November 3, 2008, the following funds were removed from the Plan: the four Vanguard LifeStrategy Funds, Vanguard Growth and Income Fund Investor Shares and Vanguard Strategic Equity Fund.

As part of these changes, the applicable Vanguard Target Retirement Fund will serve as a Qualified Default Investment Alternative (QDIA) for employees who enroll in the Plan but fail to elect their own investments.

Vesting and Forfeitures

Participants are immediately and fully vested in their contributions plus actual earnings thereon and in all employer matching contributions made to the Plan on their behalf.  Discretionary profit sharing contributions, if any, will be fully vested (non-forfeitable).  As noted above, no discretionary profit sharing contributions have been made for the years ended December 31, 2009 and 2008.

During 2009, forfeited funds that stemmed from excess employer matching contributions to participants during 2008 were returned to the Plan assets and were used to reduce 2009 employer matching contributions by $5,395, with $1,686 of forfeited funds remaining in Plan assets at December 31, 2009.  During 2008, forfeited funds that stemmed from excess employer matching contributions to participants during 2007 were returned to the Plan assets and were used to reduce 2008 employer matching contributions by $3,893 with no forfeited funds remaining in Plan assets at December 31, 2008.

Loans to Participants

Active participants may borrow a minimum of $1,000 and up to the lesser of $50,000 or 50 percent of their account balance. The interest rate for participant loans is the quarterly prime rate at the time

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

of the inception of such loan plus one percent.  Participant loans are secured by the remaining balance in the participant’s account. As of December 31, 2009 and 2008, loans outstanding had interest rates ranging from 4.25% to 9.25% and 5.0% to 9.25%, respectively.  Loans are repaid via payroll deductions with a portion of such withholding designated as principal repayment and a portion as interest.  No loan repayment period may exceed five years, unless such loan was used to acquire the participant’s principal residence, in which case the Plan administrator may extend the period of repayment.  Effective December 1, 2008, the number of loans for which an employee is eligible is three loans outstanding at one time. Current loans mature at various dates through January 2040.

In the event of termination of employment, a participant’s loan must be repaid in full or it will be treated as a distribution.

Distributions to Participants

Upon termination of service, participants are eligible for a distribution of Plan benefits.  Benefits are paid in the form of a single lump-sum amount or may be rolled over to a qualified retirement plan.  Benefits representing Company Stock are paid in the form of Company Stock, if requested.  The Plan allows a participant to elect to receive a distribution of his or her account balance if the participant experiences a total disability regardless of their employment status.  Participants may also make withdrawals for any reason after attaining age 59-1/2.

In the event of financial hardship (as defined in the Plan) and, if authorized by the Plan administrator, participants may withdraw money from their Plan accounts while they are still employed.

Administrative Expenses

Investment advisory fees for portfolio management are paid directly from fund earnings; they are included in the fund expense ratio.  Fees for specific services may be paid by employees.  During 2009 and 2008, $9,650 and $8,575 were paid by employees for loan processing and maintenance, respectively.  In addition, former employees who choose to keep their funds in the Plan paid a quarterly administrative fee as charged by Vanguard.  All other Plan expenses are paid by the Company.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  Shares of registered investment companies are valued at net asset value, which represents the fair value of shares held by the Plan at year end.  The Company stock fund is valued at its year end unit closing price (comprised of year end market price of Company stock plus uninvested cash position).  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Fair Value Measurements

The plan investments are stated at fair value. Current accounting guidance provides a three-tier fair value hierarchy, which prioritize the inputs used in measuring fair value as follows:

•                  Level 1: Observable inputs such as quoted prices in active markets for identical assets and liabilities;

•                  Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•                  Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

As of December 31, 2009 our fair value assets include:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in Mutual Funds	$170,749,246	$170,749,246	$—	$—
Investment in Cephalon, Inc.	12,661,873	12,661,873	—	—
Loans to Participants	3,060,623	—	—	3,060,623
Total	$186,471,742	$183,411,119	$—	$3,060,623

As of December 31, 2008 our fair value assets include:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in Mutual Funds	$115,321,262	$115,321,262	$—	$—
Investment in Cephalon, Inc.	14,175,288	14,175,288	—	—
Loans to Participants	2,365,343	—	—	2,365,343
Total	$131,861,893	$129,496,550	$—	$2,365,343

Changes in fair value of assets measured using significant unobservable inputs (Level 3) include:

Fair Value Measurement Using Significant Unobservable Inputs (Level 3) Participant Loans
Balance, January 1, 2008	$2,173,769
Total receipts	1,540,366
Total disbursements	(1,348,792)
Balance, December 31, 2008	$2,365,343
Total receipts	2,078,603
Total disbursements	(1,383,323)
Ending Balance, December 31, 2009	$3,060,623

In January 2010, the Financial Accounting Standards Board issued guidance requiring new disclosures related to recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation.  This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect adoption to have a material impact on the Plan’s financial statements.

3.              Investments

Investments constituting five percent or more of the Plan’s net assets are as follows:

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

	December 31,
	2009	2008
Vanguard 500 Index Fund Investor Shares	$14,292,078	$9,420,776
Vanguard Prime Money Market Fund	14,264,550	12,272,343
Cephalon, Inc. Company Stock Fund	12,661,873	14,175,288
Vanguard Capital Opportunity Fund	11,739,218	7,080,993
Vanguard Total Bond Market Index Fund Investor Shares	11,652,826	8,845,392
Royce Fund: Royce Premium Fund; Investment Class Shares	11,030,921	6,801,237
Vanguard PRIMECAP Fund	10,972,111	7,266,511
Franklin Templeton Growth Fund, Class A*	9,969,453	6,406,234
Vanguard Windsor II Fund Investor Shares	9,807,490	6,883,583
Vanguard Intermediate-Term Treasury Fund Investor Shares**	7,926,957	8,284,136

*Did not represent five percent or more of the Plan’s net assets in 2008.

**Did not represent five percent or more of the Plan’s net assets in 2009.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$28,645,111	$(48,154,694)
Cephalon, Inc. Company Stock Fund	(2,625,482)	1,004,665
Net appreciation (depreciation)	$26,019,629	$(47,150,029)

4.              Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to change, amend or terminate the Plan, subject to the provisions of ERISA.

5.              Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan sponsor by letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since its inception and received a favorable determination letter from the IRS on February 25, 2004 for the amendments.  The Plan has been amended since receiving the favorable determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

6.              Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group.  The Vanguard Group is an affiliate of Vanguard Fiduciary Trust Company (“VFTC”), the trustee of the Plan.  Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

The Plan invests in Company Stock; such transactions in Company Stock are exempt related party transactions. During the years ended December 31, 2009 and 2008, the Plan purchased shares of Company Stock having values of $1,617,566 and $1,442,643, respectively, and sold shares of Company Stock having values of $688,409 and $686,097, respectively, as directed by participants.  Loans to participants also qualify as exempt party-in-interest transactions.

7.              Risks and Uncertainties

The Plan provides for various investment options in any combination of certain mutual funds and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.              Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2009	2008
Net assets available for benefits per the financial statements	$188,027,353	$133,452,888
Less: Deemed distributions	(1,532)	(1,532)
Net assets available for benefits per the Form 5500	$188,025,821	$133,451,356

Deemed distributions are loans that are deemed uncollectible and treated as a payment of benefits.

9.              Subsequent Events

We have evaluated subsequent events through June 23, 2010, the date at which our financial statements were issued.

Cephalon, Inc.	Plan Number 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	E.I.N. 23-2484489
As of December 31, 2009

Identity of Issue	Description of Investment	Current Value

Franklin Templeton Growth Fund, Class A	Registered Investment Company	$9,969,453
Royce Fund: Royce Premium Fund; Investment Class Shares	Registered Investment Company	11,030,921
Royce Total Return Fund-Financial Intermediary Shares	Registered Investment Company	4,022,201
T. Rowe Price Mid-Cap Value Fund, Inc.	Registered Investment Company	6,156,642
*Vanguard 500 Index Fund Investor Shares	Registered Investment Company	14,292,078
*Vanguard Asset Allocation Fund Investor Shares	Registered Investment Company	2,494,657
*Vanguard Capital Opportunity Fund Investor Shares	Registered Investment Company	11,739,218
*Vanguard Equity Income Fund Investor Shares	Registered Investment Company	4,417,424
*Vanguard Explorer Fund Investor Shares	Registered Investment Company	6,009,707
*Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	7,926,957
*Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	5,762,382
*Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	8,461,703
*Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	10,972,111
*Vanguard Prime Money Market Fund	Registered Investment Company	14,264,550
*Vanguard Target Retirement 2005 Fund	Registered Investment Company	1,342,097
*Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,634,742
*Vanguard Target Retirement 2015 Fund	Registered Investment Company	745,725
*Vanguard Target Retirement 2020 Fund	Registered Investment Company	5,589,052
*Vanguard Target Retirement 2025 Fund	Registered Investment Company	819,436
*Vanguard Target Retirement 2030 Fund	Registered Investment Company	8,399,369
*Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,452,938
*Vanguard Target Retirement 2040 Fund	Registered Investment Company	733,745
*Vanguard Target Retirement 2045 Fund	Registered Investment Company	427,346
*Vanguard Target Retirement 2050 Fund	Registered Investment Company	167,172
*Vanguard Target Retirement Income	Registered Investment Company	475,173
*Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	11,652,826
*Vanguard Total International Stock Index Fund	Registered Investment Company	2,470,344
*Vanguard Wellington Fund Investor Shares	Registered Investment Company	7,511,787
*Vanguard Windsor II Fund Investor Shares	Registered Investment Company	9,807,490
*Cephalon, Inc. Company Stock Fund	Company Stock Fund	12,661,873
*Participant Loan Fund	Loans maturing at various dates through January, 2040 with interest rates: 4.25% to 9.25%	3,060,623
		$186,471,742

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

Date: June 23, 2010	By:	/s/ CARL A. SAVINI
Carl A. Savini
Executive Vice President and Chief Administrative Officer
Cephalon, Inc.

EXHIBIT INDEX

Exhibit
Number	Exhibit

23.1	Consent of Independent Public Accounting Firm (Fischer Cunnane & Associates Ltd).
23.2	Consent of Independent Public Accounting Firm (PricewaterhouseCoopers LLP).